DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

May 12, 2014

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
Last Filed May 5, 2014
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated May 9, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  In addition, the Company has updated the Registration Statement to reflect various recent developments (including unaudited financial results for the first quarter of 2014), all conversions of Series C Preferred Stock and Exhibit 5.1, this firm’s opinion letter.  The Company has filed Amendment No. 8 to its Registration Statement on Form S-1 on this date. We have included unaudited revenues and losses for the first quarter of 2014 on page 5.

The comments set forth in the Staff’s Letter are repeated below and, for the convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Prospectus Cover Page

1.

Please revise the disclosure in the prospectus cover of 7,400,000 shares issuable upon conversion of preferred stock given your new disclosure in footnote 6 to the fee table and in footnote 2 on page 73 that 2,741,000 million common shares have been issued upon conversion of the preferred stock and that 4,659,000 shares are issuable upon conversion of the preferred stock. In addition, revise the reference on the prospectus cover of 888,000 common shares issuable upon payment of 12% annual dividends in view of your new disclosure on pages 10 and 26 regarding 559,000 common shares issuable upon payment of dividends. Also, revise the reference to Class A Warrants that “expire on April 30, 2014 (as extended)” in view of your new disclosure on page 78 and elsewhere that the warrants now expire on May 31, 2014.

Response No. 1:

This comment has been complied with.

Corporate Strategy, page 7

2.

We note your response to prior comment 5. In view of your new disclosure on page 8 and in the first paragraph on page 18 that your pipeline was not converted into significant revenue for several reasons “including site control, permitting, engineering, interconnect, regulatory and an inability to obtain financing,” please ensure that you have included disclosure in your filing regarding the material government regulations in the United States and Canada that may have a material adverse effect on your business. In this regard, we note your brief reference to federal and state regulation at the bottom of page 53 and your reference on page F-21 to operations in Canada.

Response No. 2:

Regulatory issues were not a reason for the delay and have been deleted from this reference. The regulations that have been passed relating to CHP power plants, such as those the Company is building, are intended to encourage job formation and decrease carbon emissions. CHP projects, such as the Company’s reduce emissions as compared to the systems in place at the host facilities. Therefore, they are favorably received by regulators.

3.

We note your response to prior comment 10. Please expand the disclosure on page 7 about the letter of intent to disclose when you signed the letter of intent to design, build and operate seven plants and explain the reasons for the delays in finalizing an agreement since you signed the letter of intent. In this regard, we note that in exhibit 99.1 of your Form 8-K filed on April 15, 2013 that you mentioned that the seven projects for the customer were expected to generate over $100 million in revenue through December 31, 2014 and that recurring revenue from power production is forecasted to contribute up to over approximately $800 million in revenue over a ten-year period after completion of construction. Given the information in your Form 8-K about revenues and your disclosure on page 8 that you recently ordered generators costing approximately $23.7 million for five of the seven plants, identify the customer or explain to us why the identity of the customer is not material to investors.

Response No. 3:

This comment has been complied with.  We have disclosed descriptive information that allows investors to know their business sector, their relative size and stature in their business sector. This is all we are permitted to disclose due to legal disclosure limitations with the customer and that information is sufficient to allow investors to make an investment decision. We have disclosed the status of the projects with the customer and noted that the Company has the ability to use most of the resources expended with this customer on work for other customers in the very unlikely event this customer does not proceed forward with all the projects.

Risk Factors, page 12

4.

Please update the disclosure in this section to include new risk factors to highlight the risks concerning the proposed increase in your authorized number of shares of common shares from 100 million to 500 million shares and your proposed Shareholders Rights Plan which contains poison pill provisions. We note that you filed a PRE14A on April 29, 2014 in which you included proposals for shareholders to vote on the increase and to adopt the Shareholder Rights Plan.

Response No. 4:

An additional risk factor regarding the proposed Shareholders’ Rights Plan (poison pill) and increasing the number of authorized shares has been included on page 27.

Management’s Discussion and Analysis, page 30

5.

Please expand the disclosure in this section to disclose known trends. In this regard, we note your disclosure on page 61 that in May 2014 the annual salaries of Messrs. Potts and Woodard will increase from $120,000 per year to $300,000 per year, your disclosure on page 62 that in January 2014 you entered into an employment contract with Mr. Kendall in which he will be compensated at the rate of $120,000 per year and that Mr. Lundberg’s annual salary will increase from $120,000 per year to $300,000 per year according to section 4 of his employment agreement filed as exhibit 10.70 to your amendment to your Form S-1 filed on May 5, 2014.

Response No. 5:

This comment has been complied with on page 34.

Liquidity and Capital Resources, page 32

6.

We note your response to prior comment 7. However, it does not appear that you revised the disclosure in this section regarding the $4.5 million loan that was due March 31, 2014. If, you have not yet paid the amount, please so clearly state. If you have entered into an agreement to extend the due date, disclose when the loan is now due.

Response No. 6:

This comment has been complied with on page 34.  We have added a paragraph under Liquidity and Capital Resources on page 34 which discloses the status of the commitment under the Strategic Partnership Agreement. Please understand that there was no loan payment due from us but rather we commited to lending up to an additional $4,500,000 to our strategic partner. We did not lend the funds and commitment period ended March 31, 2014.

Corporate History, page 40

7.

Please ensure that you have updated the disclosure in this section regarding the 1603 cash payment program. In this regard, we note your disclosure on page 16 about the program where you refer to providing cash in lieu of an investment tax credit for eligible renewable energy generation sources for which construction commenced before the end of 2010. However, you refer on page 41 to receiving cash in connection with the program for construction that began after 2010.

Response No. 7:

This comment has been complied with on page 41. The law required safe harbor panels to be perfected for projects before 2010, even though projects are completed after that date, but no later than 2016.  We received cash for certain of our projects that qualified and we still have safe harbor panels available for other projects.

Hawaii Solar Energy Acquisitions, page 47

8.

Please continue to update the disclosure to the extent practicable. We note the disclosure in the first paragraph of this section that the “final closing is scheduled to be in or about April of 2014” and the disclosure in the third paragraph of this section that you expect “construction to begin on two of the plants in the second quarter of fiscal 2014.” Please clarify whether the closing has occurred and whether the construction has begun.

Response No. 8:

This comment has been complied with on page 47.

Selling Stockholders, page 68

9.

We note your new disclosure in footnote 2 on page 73 that 2,741,000 shares have been issued upon conversion of the Series C Preferred Stock and that 4,659,000 shares are issuable upon conversion of the preferred stock; however, it does not appear that you updated the disclosure in the second column of the Selling Stockholders table to reflect the increase in the beneficial ownership from the conversion. Please update the disclosure. In this regard, we would not object if you revised the disclosure in the second column of the table to include the number of common shares that have been issued to each selling stockholder upon conversion of the preferred stock dividends and included in the third column the number of shares issuable upon conversion of the preferred stock and dividends to each selling stockholder.

Response No. 9:

Footnote 42 has been added to reflect those shares previously issued through the conversion of Series C preferred stock.

Recent Sales of Unregistered Securities, page II-2

10.

We note your response to prior comment 11. Please ensure that you have updated the disclosure in this section. In this regard, it does not appear that you have provided the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities since March 31, 2014. We note that the disclosure on page II-6 does not mention any issuances after March 14, 2014; however, you now disclose on page 10 and elsewhere in your filing that you had 63,895,292 shares and 63,447,292 shares outstanding at April 21, 2014 and March 31, 2014, respectively.

Response No. 10:

All restricted share issuances have been disclosed.  Any additional shares issued in the first quarter were made pursuant to an effective registration statement.

Exhibit 5.1

11.

Please file as an exhibit an updated opinion of counsel. In this regard, we note the reference in exhibit 5.1 of your Form S-1/A filed on January 27, 2014 to 218,846 shares issuable upon exercise of warrants; however, you do not refer to such shares in your fee table or in the prospectus cover of your Form S-1/A filed on May 5, 2014. Also, we note your new disclosure about 2,741,000 shares of common stock issued upon conversion of the Series C Preferred Stock and 4,659,000 shares of common stock issuable upon conversion of the preferred stock. However, we note the reference in exhibit 5.1 to your Form S-1/A to 7.4 million shares of common stock issuable upon conversion of the Series C Preferred Stock.

Response No. 11:

This comment has been complied with.

The Company has requested acceleration of the above-captioned registration statement to Monday, May 12, 2014 at 4:00 p.m., or as soon thereafter as is possible.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas

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